Exhibit 1.2

EXECUTION VERSION

EARLYBIRDCAPITAL, INC.

366 Madison Avenue

New York, New York 10017

August 25, 2021

Springwater Special Situations Corp.

c/o Graubard Miller

405 Lexington Avenue, 11th Floor

New York, NY 10174

Ladies and Gentlemen:

This is to confirm our agreement (this “Agreement”) whereby Springwater Special Situations Corp., a Delaware corporation (the “Company”), has requested EarlyBirdCapital, Inc. (the “Advisor”) to assist it in connection with the Company merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination (in each case, a “Business Combination”) with one or more businesses or entities (each a “Target”) as described in the Company’s Registration Statement on Form S-1 (File No. 333-254088) filed with the Securities and Exchange Commission (“Registration Statement”) in connection with its initial public offering (“IPO”).

1. Services and Fees.

(a) The Advisor will, if requested by the Company:

(i)	Assist the Company in the transaction structuring and negotiation of a definitive purchase agreement with respect to the Business Combination;

(ii)	Hold meetings with Company stockholders to discuss the Business Combination and the Target’s attributes;

(iii)	Introduce the Company to potential investors to purchase the Company’s securities in connection with the Business Combination;

(iv)	Assist the Company in trying to obtain stockholder approval for the Business Combination, including assistance with the Company’s proxy statement or tender offer materials; and

(v)	Assist the Company with relevant financial analysis, presentations, press releases and filings related to the Business Combination or the Target.

(b) As compensation for the foregoing services, the Company will pay the Advisor a cash fee equal to 3.5% of the gross proceeds received by the Company in the IPO (“Transaction Fee”); provided that up to 30% of the fee may be allocated in the Company’s sole discretion to other third parties who are investment banks or financial advisory firms not participating in the IPO that assist the Company in identifying and consummating an initial Business Combination.

(c) In addition to the Transaction Fee, the Company shall pay to Advisor a cash fee equal to 1.0% of the Total Consideration (as defined below) in the event Advisor introduces the Company to the Target with which the Company completes a Business Combination (“Finder Fee” and together with the Transaction Fee, the “Fee”).

(d) The Transaction Fee and any Finder Fee, if applicable, shall be payable in cash and is due and payable to the Advisor by wire transfer at the closing of the Business Combination (“Closing”) from the Trust Account (as defined below); provided that the Fee shall not be paid prior to the date that is 60 days from the effective date of the Registration Statement unless such payment would not be deemed underwriters’ compensation under FINRA Rule 5110.01 in connection with the IPO. If a proposed Business Combination is not consummated for any reason, no Fee shall be due or payable to the Advisor hereunder.

(e) For purposes of this Agreement, “Total Consideration” shall mean the total value of all cash, securities, or other property paid or transferred at the Closing (or Closings) by or to the Company, the Target and/or their respective shareholders or to be paid or transferred in the future to such parties with respect to such Business Combination (other than payments of interest or dividends), including, without limitation, any value paid in respect of (i) the assets of the Company or Target, (ii) the share capital of the Company or Target (and any securities convertible into options, warrants or other rights to acquire such shares), and (iii) the assumption, retirement or defeasance, directly or indirectly (by operation of law or otherwise), of any long-term liabilities of the Company or Target or repayment of indebtedness, including, without limitation, indebtedness secured by the assets of the Company or Target, capital leases or preferred shares obligations. Notwithstanding the foregoing, if the Business Combination contemplates the Target or newly formed holding company being the surviving entity in the Business Combination and issuing its securities to the Company as consideration, the Total Consideration will be deemed to be the fair market value of the Target as indicated in the Business Combination’s definitive acquisition agreement and proxy materials. If Total Consideration paid or transferred in the Business Combination includes non-cash consideration consisting of ordinary shares, options, warrants or rights for which a public trading market existed prior to the Closing, then the value of such securities shall be determined by the closing or last sales price thereof on the date that is two business days prior to the record date for the vote on the Business Combination. If all or a portion of the Total Consideration paid or transferred in the Business Combination is other than cash and securities (as described above), then the value of such other consideration shall be the fair market value thereof on the Closing as mutually agreed upon in good faith by the Company and Advisor. Any amounts payable or transferable to the Company or Target, or any affiliate of the Company or Target or any shareholder of the Company or Target in connection with a non-competition agreement or any employment, consulting, licensing, supply, transfer, assignment, forbearance or other agreement (whether by separate agreement or in the Transactions documents), to the extent that such amounts payable are greater than what would customarily be paid on an arms-length basis, shall be deemed to be part of the consideration paid in the Business Combination. If all or a portion of the Total Consideration payable or transferable in connection with a Business Combination includes future payments, whether or not in escrow, then the Company shall pay Advisor any additional cash fee, determined in accordance with this Section 1, when, and if such payments are made.

2. Expenses.

At the Closing, the Company shall reimburse the Advisor up to $20,000 for its reasonable costs and expenses incurred (including the fees and disbursements of its counsel) in connection with the performance of its services hereunder; provided, however, all expenses in excess of $5,000 in the aggregate shall be subject to the Company’s prior written approval, which approval will not be unreasonably withheld. Reimbursable expenses shall be due and payable to the Advisor by wire transfer at the Closing from the Trust Account.

3. Company Cooperation.

The Company will cooperate with the Advisor including, but not limited to, providing to the Advisor and its counsel, on a timely basis, all documents and information regarding the Company and Target that the Advisor may reasonably request or that are otherwise relevant to the Advisor’s performance of its obligations hereunder (collectively, the “Information”); making the Company’s management, auditors, consultants and advisors available to the Advisor; and, using commercially reasonable efforts to provide the Advisor with reasonable access to the management, auditors, suppliers, customers, consultants and advisors of Target. The Company will promptly notify the Advisor of any change in facts or circumstances or new developments affecting the Company or Target or that might reasonably be considered material to the Advisor’s engagement hereunder.

4. Representations; Warranties and Covenants.

The Company represents, warrants and covenants to the Advisor that all Information it makes available to the Advisor by or on behalf of the Company in connection with the performance of its obligations hereunder will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make statements made, in light of the circumstances under which they were made, not misleading as of the date thereof and as of the consummation of the Business Combination.

5. Indemnity.

The Company shall indemnify the Advisor and its affiliates and their respective directors, officers, employees, stockholders, representatives and agents in accordance with the indemnification provisions set forth in Annex I hereto, all of which are incorporated herein by reference.

Notwithstanding the foregoing and Annex I, the Advisor agrees, if there is no Closing, (i) that it does not have any right, title, interest or claim of any kind in or to any monies in the Company’s trust account established in connection with the IPO (“Trust Account”) with respect to this Agreement (each, a “Claim”); (ii) to waive any Claim it may have in the future as a result of, or arising out of, any services provided to the Company hereunder; and (iii) to not seek recourse against the Trust Account with respect to the Fee.

6. Use of Name and Reports.

Without the Advisor’s prior written consent, neither the Company nor any of its affiliates (nor any director, officer, manager, partner, member, employee, representative or agent thereof) shall quote or refer to, in any filings with the Securities and Exchange Commission, any advice rendered by the Advisor to the Company or any communication from the Advisor, in each case, in connection with performance of the Advisor’s services hereunder; provided that, if any such quote or reference is required by applicable federal or state law, regulation or securities exchange rule, then (i) the Company shall provide Advisor with a draft of such disclosure prior to the filing being made; (ii) Advisor shall be given the opportunity to comment on same; and (iii) Advisor’s consent shall not be unreasonably withheld.

7. Status as Independent Contractor.

Advisor shall perform its services as an independent contractor and not as an employee of the Company or affiliate thereof. It is expressly understood and agreed to by the parties that the Advisor shall have no authority to act for, represent or bind the Company or any affiliate thereof in any manner, except as may be expressly agreed to by the Company in writing. In rendering such services, the Advisor will be acting solely pursuant to a contractual relationship on an arm’s-length basis. This Agreement is not intended to create a fiduciary relationship between the parties and neither the Advisor nor any of the Advisor’s officers, directors or personnel will owe any fiduciary duty to the Company or any other person in connection with any of the matters contemplated by this Agreement.

8. Potential Conflicts.

The Company acknowledges that the Advisor is a full-service securities firm engaged in securities trading and brokerage activities and providing investment banking and advisory services from which conflicting interests may arise. Subject to applicable law, in the ordinary course of business, the Advisor and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers, in debt or equity securities of the Company, its affiliates or other entities that may be involved in the transactions contemplated hereby. Nothing in this Agreement shall be construed to limit or restrict the Advisor or any of its affiliates in conducting such business to the extent permitted by applicable law.

9. Entire Agreement.

This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect thereto. This Agreement may not be modified or terminated orally or in any manner other than by an agreement in writing signed by the parties hereto.

10. Notices.

        Any notices required or permitted to be given hereunder shall be in writing and shall be deemed given when mailed by certified mail or private courier service, return receipt requested, addressed to each party at its respective addresses set forth above, or such other address as may be given by a party in a notice given pursuant to this Section.

11. Successors and Assigns.

This Agreement may not be assigned by either party without the written consent of the other. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and, except where prohibited, to their successors and assigns.

12. Non-Exclusivity.

Nothing herein shall be deemed to restrict or prohibit the engagement by the Company of other consultants providing the same or similar services or the payment by the Company of fees to such other consultants. The Company’s engagement of any other consultant(s) shall not affect the Advisor’s right to receive the Fee and reimbursement of expenses pursuant to this Agreement.

13. Applicable Law; Venue.

This Agreement shall be construed and enforced in accordance with the laws of the State of New York without giving effect to conflict of laws.

In the event of any dispute under this Agreement, then and in such event, each party hereto agrees that the dispute shall either be (i) resolved through final and binding arbitration in accordance with the International Arbitration Rules of the American Arbitration Association (“AAA”) or (ii) brought and enforced in the courts of the State of New York, County of New York under the accelerated adjudication procedures of the Commercial Division, or the United States District Court for the Southern District of New York, in each event at the discretion of the party initiating the dispute. Once a party files a dispute (if arbitration, by sending JAMS a Demand for Arbitration) with one of the above forums, the parties agree that all issues regarding such dispute or this Agreement must be resolved before such forum rather than seeking to resolve it through another alternative forum set forth above.

In the event the dispute is brought before the AAA, the arbitration shall be brought before the AAA International Center for Dispute Resolution’s offices in New York City, New York, will be conducted in English and will be decided by a panel of three arbitrators selected from the AAA Commercial Disputes Panel. Each of the parties agrees that the decision and/or award made by the arbitrators shall be final and enforceable by any court having jurisdiction over the party from whom enforcement is sought. Furthermore, the parties to any such arbitration shall be entitled to make one motion for summary judgment within 60 days of the commencement of the arbitration, which shall be decided by the arbitrator[s] prior to the commencement of the hearings.

In the event the dispute is brought by a party in the courts of the State of New York or the United States District Court for the Southern District of New York, each party irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each party hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon a party may be served by transmitting a copy thereof by registered or certified mail, postage prepaid, addressed to such party at the address set forth at the beginning of this Agreement. Such mailing shall be deemed personal service and shall be legal and binding upon the party being served in any action, proceeding or claim. The parties agree that the prevailing party(ies) in any such action shall be entitled to recover from the other party(ies) all of its reasonable attorneys’ fees and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor.

The Company hereby appoints, without power of revocation, Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, NY 10174, Attn: Jeffrey M. Gallant, Esq., as its agent to accept and acknowledge on its behalf service of any and all process which may be served in any arbitration, action, proceeding or counterclaim in any way relating to or arising out of this Agreement. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

14. Counterparts.

This Agreement may be executed in several original or facsimile counterparts, each one of which shall constitute an original, and together shall constitute but one instrument.

[Signature page follows]

If the foregoing correctly sets forth the understanding between the Advisor and the Company with respect to the foregoing, please so indicate your agreement by signing in the place provided below, at which time this letter shall become a binding contract.

EARLYBIRDCAPITAL, INC

By:	/s/ Mike Powell
Name:	Mike Powell
Title:	Senior Managing Director

AGREED AND ACCEPTED BY:

SPRINGWATER SPECIAL SITUATIONS CORP.

By:	/s/ Martin Gruschka
Name:	Martin Gruschka
Title:	Chief Executive Officer

ANNEX I

Indemnification

In connection with the Springwater Special Situations Corp.’s (the “Company”) engagement of EarlyBirdCapital, Inc. (the “Advisor”) pursuant to that certain letter agreement (“Agreement”) of which this Annex forms a part, the Company hereby agrees, subject to the second paragraph of Section 5 of the Agreement, to indemnify and hold harmless the Advisor and its affiliates and their respective directors, officers, stockholders, agents and employees of any of the foregoing (collectively the “Indemnified Persons”), from and against any and all claims, actions, suits, proceedings (including those of stockholders), damages, liabilities and expenses incurred by any of them (including the reasonable fees and expenses of counsel), as incurred, (collectively a “Claim”), that (A) are related to or arise out of (i) any actions taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) by the Company, or (ii) any actions taken or omitted to be taken by any Indemnified Person in connection with the Company’s engagement of the Advisor, or (B) otherwise relate to or arise out of the Advisor’s activities on the Company’s behalf under the Advisor’s engagement, and the Company shall reimburse any Indemnified Person for all expenses (including the reasonable fees and expenses of counsel) as incurred by such Indemnified Person in connection with investigating, preparing or defending any such claim, action, suit or proceeding, whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party.

The Company will not, however, be responsible for any Claim that is finally judicially determined to have resulted from the gross negligence or willful misconduct of any person seeking indemnification for such Claim. The Company further agrees that no Indemnified Person shall have any liability to the Company for or in connection with the Company’s engagement of the Advisor except for any Claim incurred by the Company as a result of such Indemnified Person’s gross negligence or willful misconduct.

The Company further agrees that it will not, without the prior written consent of the Advisor which consent may not be unreasonably withheld, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional, irrevocable release of each Indemnified Person from any and all liability arising out of such Claim.

Promptly upon receipt by an Indemnified Person of notice of any complaint or the assertion or institution of any Claim with respect to which indemnification is being sought hereunder, such Indemnified Person shall notify the Company in writing of such complaint or of such assertion or institution but failure to so notify the Company shall not relieve the Company from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses. If the Company so elects or is requested by such Indemnified Person, the Company will assume the defense of such Claim, including the employment of counsel reasonably satisfactory to such Indemnified Person and the payment of the fees and expenses of such counsel. In the event, however, that legal counsel to such Indemnified Person reasonably determines that having common counsel would present such counsel with a conflict of interest or if the defendant in, or target of, any such Claim, includes an Indemnified Person and the Company, and legal counsel to such Indemnified Person reasonably concludes that there may be legal defenses available to it or other Indemnified Persons different from or in addition to those available to the Company, then such Indemnified Person may employ its own separate counsel to represent or defend him, her or it in any such Claim and the Company shall pay the reasonable fees and expenses of such counsel. Notwithstanding anything herein to the contrary, if the Company fails timely or diligently to defend, contest, or otherwise protect against any Claim, the relevant Indemnified Party shall have the right, but not the obligation, to defend, contest, compromise, settle, assert crossclaims, or counterclaims or otherwise protect against the same, and shall be fully indemnified by the Company therefor, including without limitation, for the reasonable fees and expenses of its counsel and all amounts paid as a result of such Claim or the compromise or settlement thereof.

In addition, with respect to any Claim in which the Company assumes the defense, the Indemnified Person shall have the right to participate in such Claim and to retain his, her or its own counsel therefor at his, her or its own expense.

The Company agrees that if any indemnity sought by an Indemnified Person hereunder is held by a court to be unavailable for any reason then (whether or not the Advisor is such Indemnified Person), the Company and the Advisor shall contribute to the Claim for which such indemnity is held unavailable in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and the Advisor on the other, in connection with the Advisor’s engagement referred to above, subject to the limitation that in no event shall the amount of the Advisor’s contribution to such Claim exceed the amount of fees actually received by the Advisor from the Company pursuant to the Advisor’s engagement. The Company hereby agrees that the relative benefits to the Company, on the one hand, and the Advisor on the other, with respect to the Advisor’s engagement shall be deemed to be in the same proportion as (a) the total value paid or proposed to be paid or received by the Company or its stockholders as the case may be, pursuant to the transaction (whether or not consummated) for which the Advisor is engaged to render services bears to (b) the fee paid or proposed to be paid to the Advisor in connection with such engagement.

The Company’s indemnity, reimbursement and contribution obligations under this Agreement (a) shall be in addition to, and shall in no way limit or otherwise adversely affect any rights that any Indemnified Party may have at law or at equity and (b) shall be effective whether or not the Company is at fault in any way.